Exhibit 99.3

FIRST QUARTER

FINANCIAL REPORT

2025-26 First Quarter Financial Report Government of Saskatchewan August 22, 2025

2025-26 FIRST QUARTER HIGHLIGHTS

Overview

At the end of the first quarter (Q1), total revenue for 2025-26 is forecast to be $20.9 billion and total expense is forecast to be $21.2 billion, resulting in a forecast deficit of $349 million. This compares to a projected $12 million surplus in the 2025- 26 Budget.

For a more detailed overview, see Table 1.

Revenue

Total revenue at Q1 is forecast to decrease $172 million, or 0.8 per cent, lower than budgeted.

Government Business Enterprise (GBE) net income is forecast to decrease $250 million, which is largely attributable to a $163 million reduction in SaskPower net income from budget. This decline is primarily due to the removal of the federal carbon tax charge from customer bills in Q1. The Government of Saskatchewan continues discussions with the federal government on industrial carbon pricing in the electricity sector as part of the ongoing review of the Output-Based Performance Standards Program. SGI net income is also down $83 million primarily due to an increase in claims.

Non-Renewable Resources revenue is forecast to decrease by $30 million compared to budget due to lower oil prices and a higher exchange rate. However, this is mostly offset by higher- than-anticipated realized potash prices. Other Own-Source revenue is forecast to increase by $102 million primarily due to gains in fees as a result of increased activity in the oil and gas, housing, education and health care sectors.

For a more detailed review of revenue, see Tables 2 and 3.

Expense

Total expense at Q1 is forecast to increase $189 million, or 0.9 per cent, higher than budget.

There is an estimated $80 million increase in Protection of Persons and Property expense related to wildfire costs and evacuation activities.

In addition, there is a combined increase of $115 million due to actuarial adjustments to pension expenses across all expense themes.

For a more detailed overview, see Table 1.

Debt

Total gross debt at Q1 is forecast to be $38.8 billion, an increase of $429 million, or 1.1 per cent, from budget.

Taxpayer-supported debt rose $198 million, or 0.8 per cent, mainly due to increases in operating debt to fund the forecasted deficit. Self-supported debt (i.e. GBE debt) increased $231 million, or 1.6 per cent, primarily due to borrowing to fund the deterioration in SaskPower net income and higher-than-anticipated capital spending.

For a more detailed review of gross debt, see Table 4.

Saskatchewan’s net debt-to-GDP ratio is projected to be 14.5 per cent at March 31, 2026, an improvement over the budget projection of 14.6 per cent. This is due to higher-than- anticipated GDP growth and a lower-than-anticipated deficit at 2024-25 year-end actuals. Saskatchewan’s net debt-to-GDP ratio remains second-best among all provinces.

For a review of provincial net debt-to-GDP ratios, see Graph 1.

2025-26 First Quarter Financial Report	1

Economy

Saskatchewan had the second-fastest growing economy among provinces in 2024 with real GDP growth of 3.4 per cent. The construction, natural resources and agriculture sectors had the strongest year-over-year growth rates.

According to the most recent average of private-sector forecasts, real GDP is expected to grow by 1.8 per cent in 2025 – unchanged from budget – the second-highest among provinces. Saskatchewan’s major projects and housing construction, retail sales and labour market performance have been among the strongest in Canada in 2025.

The average tariff rate for Saskatchewan exports to the United States is estimated to be 2.1 per cent as of August 1, 2025. It is currently estimated that about 95 per cent of Saskatchewan exports to the U.S. are compliant with the

Canada-United States-Mexico Agreement (CUSMA) on trade and are eligible for ongoing tariff exemptions as of August 2025.

In 2026, private-sector forecasters anticipate Saskatchewan’s real GDP growth will be 1.5 per cent, also the second- highest among provinces. This is down from 2.0 per cent in the budget, as tariff uncertainty remains a threat to Saskatchewan’s export-reliant sectors and global trade and investment relationships continue to be restructured.

For more figures on the economy, see Table 5.

TABLE 1: 2025-26 FORECAST UPDATE - FIRST QUARTER

For the year ended March 31

(millions of dollars)

	Budget	First Quarter	Change
Revenue
Taxation	10,449.5	10,449.5	—
Non-Renewable Resources	2,699.4	2,669.9	(29.5)
Net Income from Government Business Enterprises	705.2	455.4	(249.8)
Other Own-Source	3,265.0	3,366.6	101.6
Transfers from the Federal Government	3,937.0	3,942.7	5.7

Total revenue	21,056.1	20,884.1	(172.0)

Expense
Agriculture	1,597.6	1,597.6	—
Community Development	858.4	858.4	—
Economic Development	351.9	351.9	—
Education	4,428.1	4,457.0	28.9
Environment and Natural Resources	448.6	448.6	—
Financing Charges	1,058.5	1,064.5	6.0
General Government	642.2	716.0	73.8
Health	8,004.9	8,004.9	—
Protection of Persons and Property	1,094.8	1,174.8	80.0
Social Services and Assistance	1,842.2	1,842.2	—
Transportation	716.7	716.7	—

Total expense	21,043.9	21,232.6	188.7

Operating surplus (deficit)	12.2	(348.5)	(360.7)

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TABLE 2: 2025-26 NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2024-25	2025-26
	Actual	Budget	First Quarter	Change
WTI oil price (US$/barrel)	74.49	71.00	65.50	(5.50)
Light-heavy differential (% of WTI)	14.0	15.0	14.2	(0.8)
Well-head oil price (C$/barrel)[1]	82.21	80.09	70.24	(9.85)
Oil production (million barrels)	163.1	166.9	163.2	(3.7)

Potash price (netback, US$/KCl tonne)	233	239	266	27
Potash sales (million KCl tonnes)	24.9	24.9	24.6	(0.3)

Uranium price (realized, US$/U3O8 pound)	54.75	57.11	60.68	3.57
Uranium sales (kt U3O8)[2]	16.1	17.4	17.1	(0.3)

Canadian dollar (US cents)	71.90	70.39	72.32	1.93

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Uranium sales are estimated in kilotonnes (kt),the conversion rate is 1 kt : 2,204,600 pounds.

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TABLE 3: 2025-26 SCHEDULE OF REVENUE

For the year ended March 31

(millions of dollars)

	Budget	First Quarter	Change
Taxation
Corporation income	1,658.5	1,658.5	—
Fuel	519.7	519.7	—
Personal income	3,382.1	3,382.1	—
Property	816.1	816.1	—
Provincial sales	3,331.3	3,331.3	—
Other taxation	741.8	741.8	—

Total Taxation	10,449.5	10,449.5	—

Non-Renewable Resources
Oil and natural gas	1,067.7	923.0	(144.7)
Potash	720.0	857.1	137.1
Resource surcharge	526.9	526.9	—
Uranium	290.2	268.5	(21.7)
Other non-renewable resources	94.6	94.4	(0.2)

Total Non-Renewable Resources	2,699.4	2,669.9	(29.5)

Net Income from Government Business Enterprises
Liquor and Gaming Authority	246.6	245.0	(1.6)
Lotteries and Gaming Saskatchewan	201.2	201.2	—
Municipal Financing Corporation of Saskatchewan	1.2	0.8	(0.4)
Saskatchewan Auto Fund	(230.8)	(254.2)	(23.4)
Saskatchewan Government Insurance	90.0	7.5	(82.5)
Saskatchewan Power Corporation	126.3	(36.9)	(163.2)
Saskatchewan Telecommunications Holding Corporation	116.6	116.6	—
Saskatchewan Water Corporation	6.0	7.5	1.5
Saskatchewan Workers’ Compensation Board	(10.9)	8.8	19.7
SaskEnergy Incorporated	42.5	53.3	10.8
Consolidation Adjustments	116.5	105.8	(10.7)

Total Net Income from Government Business Enterprises	705.2	455.4	(249.8)

Other Own-Source
Fees	1,321.7	1,391.3	69.6
Insurance	553.6	553.6	—
Investment income	284.9	276.4	(8.5)
Output-Based Performance Standards	431.5	466.9	35.4
Transfers from other governments	69.2	70.9	1.7
Miscellaneous	604.1	607.5	3.4

Total Other Own-Source	3,265.0	3,366.6	101.6

Transfers from the Federal Government
Canada Health Transfer	1,634.4	1,634.4	—
Canada Social Transfer	520.5	520.5	—
Other transfers	1,782.1	1,787.8	5.7

Total Transfers from the Federal Government	3,937.0	3,942.7	5.7

Total Revenue	21,056.1	20,884.1	(172.0)

2025-26 First Quarter Financial Report	4

TABLE 4: 2025-26 SCHEDULE OF GROSS DEBT - FIRST QUARTER

As at March 31

(millions of dollars)

	Budget	First Quarter	Change
Government Service Organization debt
General Revenue Fund
- operating	7,463.9	7,663.9	200.0
- Saskatchewan Capital Plan[1]	15,791.1	15,791.1	—
Boards of education	94.0	94.0	—
Global Transportation Hub Authority	16.0	16.0	—
Health sector affiliates	3.4	2.1	(1.3)
Innovation Saskatchewan	50.6	50.6	—
Saskatchewan Health Authority	36.6	36.6	—
Water Security Agency	—	—	—
Other	3.2	2.4	(0.8)

Taxpayer-supported debt	23,458.8	23,656.7	197.9

Government Business Enterprise Debt
Lotteries and Gaming Saskatchewan Corporation	19.0	19.0	—
Municipal Financing Corporation of Saskatchewan	369.2	369.2	—
Saskatchewan Power Corporation	10,077.1	10,389.1	312.0
Saskatchewan Telecommunications Holding Corporation	1,970.8	1,970.8	—
Saskatchewan Water Corporation	110.6	111.2	0.6
SaskEnergy Incorporated	2,326.6	2,245.4	(81.2)

Self-supported debt [2]	14,873.3	15,104.7	231.4

Total	38,332.1	38,761.5	429.3

Guaranteed debt	75.0	75.0	—

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE- specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

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GRAPH 1: NET DEBT AS A PER CENT OF GDP

(As at March 31, 2026)

Source: Net Debt: Jurisdictions most recent data as of July 28, 2025.

GDP: SK-Average private-sector forecast; Canada and other provinces - Conference Board of Canada fiscalized data released on May 9, 2025.

TABLE 5: PRIVATE-SECTOR FORECAST AT A GLANCE

(Per cent change unless otherwise noted)

	2024 Actual	2025 Forecast	2026 Forecast
Real GDP	3.4	1.8	1.5
Nominal GDP*	5.0	3.4	2.7
Consumer Price Index (CPI)	1.4	2.4	1.8
Employment growth (000s)	15.2	9.5	3.5
Unemployment rate (% level)	5.4	5.2	5.3

* Estimate for 2024

Sources: Statistics Canada (2024); Average private-sector forecast as of July 28, 2025 (2025 and 2026).

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